News Release

PEMBINA

Pembina Pipeline Corporation Declares October 2022 Common Share Dividend, Quarterly Preferred Share Dividend and Announces Third Quarter 2022 Results Conference Call and Webcast

CALGARY, ALBERTA, **October 6, 2022** – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that its Board of Directors has declared a common share cash dividend for October 2022 of $0.2175 per share to be paid, subject to applicable law, on November 15, 2022 to shareholders of record on October 25, 2022. The common share dividends are designated "eligible dividends" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.

For shareholders receiving their common share dividends in U.S. funds, the October 2022 cash dividend is expected to be approximately U.S. $0.1594 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.7331. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Pembina's Board of Directors also declared quarterly dividends for the Company's preferred shares, Series 1, 3, 5, 7, 9, 15, 17, 19, 21, 23 and 25. Series 1, 3, 5, 7, 9 and 21 preferred share dividends are payable on December 1, 2022 to shareholders of record on November 1, 2022. Series 15, 17 and 19 preferred share dividends are payable on January 3, 2023 to shareholders of record on December 15, 2022. Series 23 and 25 preferred share dividends are payable on November 15, 2022 to shareholders of record on October 31, 2022.

Series	Dividend Amount
Preferred Shares, Series 1 (PPL.PR.A)	$0.306625
Preferred Shares, Series 3 (PPL.PR.C)	$0.279875
Preferred Shares, Series 5 (PPL.PR.E)	$0.285813
Preferred Shares, Series 7 (PPL.PR.G)	$0.273750
Preferred Shares, Series 9 (PPL.PR.I)	$0.268875
Preferred Shares, Series 15 (PPL.PR.O)	$0.385250
Preferred Shares, Series 17 (PPL.PR.Q)	$0.301313
Preferred Shares, Series 19 (PPL.PR.S)	$0.292750
Preferred Shares, Series 21 (PPL.PF.A)	$0.306250
Preferred Shares, Series 23 (PPL.PF.C)	$0.328125
Preferred Shares, Series 25 (PPL.PF.E)	$0.325000

Confirmation of Record and Payment Date Policy

Pembina pays cash dividends on its common shares in Canadian dollars on a monthly basis to shareholders of record on the 25th day of each month (except for the December record date, which is December 31st), if, as and when determined by the Board of Directors. Should the record date fall on a weekend or a statutory holiday, the effective record date will be the previous business day. The dividend payment date is the 15th day of the month following the record date. Should the payment date fall on a weekend or on a statutory holiday, the business day prior to the weekend or statutory holiday becomes the payment date.

Dividends on the preferred shares Series 1, 3, 5, 7, 9 and 21 are payable on the first day of March, June, September and December in each year, if, as and when declared by the Board of Directors to shareholders of record on the first day of the preceding month, or, if such payment or record date is not a business day, the next succeeding business day after the weekend or statutory holiday. Dividends on the preferred shares Series 15, 17 and 19 are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors to shareholders of record on the 15th day of the same month, or, if such payment or record date is not a business day, the next succeeding business day after the weekend or statutory holiday. Dividends on the preferred shares Series 23 and 25 are payable on the 15th day of February, May, August and November in each year, if, as and when declared by the Board of Directors to shareholders of record on the last day of the preceding month, or, if such payment or record date is not a business day, the next succeeding business day after the weekend or statutory holiday.

Conference Call and Webcast Details for Third Quarter 2022 Results

Pembina will release its third quarter 2022 results on Thursday, November 3, 2022 after markets close. A conference call and webcast have been scheduled for Friday, November 4, 2022, at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives.

The conference call dial-in numbers for Canada and the U.S. are 1-416-764-8650 or 1-888-664-6383. A recording of the conference call will be available for replay until November 11, 2022 at 11:59 p.m. ET. To access the replay, please dial either 1-416-764-8677 or 1-888-390-0541 and enter the password 470415#.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering:

https://app.webinar.net/q0WB2o1eNYp in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Through our integrated value chain, we seek to provide safe and reliable infrastructure solutions which connect producers and consumers of energy across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit pembina.com.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

- **Customers** choose us first for reliable and value-added services;

- **Investors** receive sustainable industry-leading total returns;

- **Employees** say we are the 'employer of choice' and value our safe, respectful, collaborative and inclusive work culture; and

- **Communities** welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "trend", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements relating to: future dividends which may be declared on Pembina's common and preferred shares; the timing and the amount of such dividend payments; and the expected tax treatment thereof. The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: the success of Pembina's operations and growth projects; prevailing commodity prices, margins, volumes and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide; risks relating to the current and potential adverse impacts of the COVID-19 pandemic; the ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; the conflict between Ukraine and Russia and its potential impact on, among other things, global market conditions and supply and demand, energy and commodity prices; interest rates, supply chains and the global economy generally; and certain other risks and uncertainties detailed in Pembina's management's discussion and analysis and annual information form, each for the year ended December 31, 2021, and from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this news release speak only as of the date hereof. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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For further information:

Investor Relations

Scott Arnold

(403) 231-3156

1-855-880-7404

e-mail: investor-relations@pembina.com

www.pembina.com